Exhibit 99.1

Glass House Brands Announces the Filing of Prospectus Supplement for Previously Announced At-The-Market Distribution Program

Not for distribution to United States news wire services or dissemination in the United States

LONG BEACH, CA and TORONTO, December 3, 2024 // -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF) announced today that, further to its news release dated November 13, 2024, it has filed a prospectus supplement (the "Prospectus Supplement") to its short form base shelf prospectus dated May 16, 2024 (the "Shelf Prospectus") with the securities regulatory authorities in all provinces and territories of Canada.

Glass House Brands Co-Founder, Chairman and CEO stated, “During the third quarter, we delivered record setting results, highlighted by a 128% year-over-year increase in cannabis production, a record low quarterly cultivation cost of $103 per pound and robust growth in retail and consumer packaged goods. All three business lines, wholesale biomass, retail and wholesale CPG, achieved positive year-on-year and sequential revenue growth. As I mentioned on our earnings call, we’ve had many conversations with bankers about raising debt and equity capital over the past six months, and we aim to raise approximately $25 million to fund our Phase 3 expansion. The ATM program is a part of our fund-raising plans. Because we can pay existing obligations from our current operating cash flow and have no upcoming debt maturities for more than two years, we will take our time in choosing the most advantageous pricing and timing to execute the ATM program and other potential financings.”

“ We are focused on taking advantage of the current market conditions in California to expand market share, and as such, we are moving ahead aggressively with our expansion plans. We expect to spend $5 million in Capex related to Phase 3 expansion in the fourth quarter of 2024. This retrofit will include the addition of blackout curtains, shade screens, new gutters, a misting system, CO2 systems, and grow pipes. We are particularly excited because unlike our other greenhouses, Greenhouse 2 has nearly 11,000 lights already installed. We expect to start generating revenue by the fourth quarter of 2025, with production estimated at 275,000 pounds of cannabis in its first full year. Besides the additional production volume, we also believe Greenhouse 2 will grow our highest quality flower and be the most consistent year round thanks to the lights and other additional cultivation tools that will be part of the retrofit. The lights will also mean that its production should be less affected by the seasons and would allow us to take advantage of the cyclically higher prices in the front half of the year.”

The Prospectus Supplement has been filed in connection with the Company's previously announced at-the-market distribution program (the "ATM Program"), pursuant to which the Company may from time to time sell up to US$25 million of its subordinate voting shares, restricted voting shares and limited voting shares (collectively, the “Equity Shares”).

Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the equity distribution agreement dated November 13, 2024 among the Company, ATB Securities Inc. and Canaccord Genuity Corp. (the "Equity Distribution Agreement"). The Company currently intends to use the net proceeds of the ATM Program, if any, primarily for Phase III expansion and/or general corporate purposes.

Sales of Equity Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions, as sales made directly on Cboe Canada or any other recognized Canadian " marketplace" within the meaning of National Instrument 21-101 – Marketplace Operation.

A copy of the Shelf Prospectus, the Prospectus Supplement and the Equity Distribution Agreement may be found on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

An electronic or paper copy of the Shelf Prospectus, the Prospectus Supplement and the Equity Distribution Agreement, and any amendment to the documents, may also be obtained without charge, upon request only, by contacting ATB Securities Inc. by email at atbcm_dealflow@atb.com or from Canaccord Genuity Corp. by email at ecm@cgf.com. The Shelf Prospectus and Prospectus Supplement contain important, detailed information about Glass House and the ATM Program. Prospective investors should read the Shelf Prospectus and Prospectus Supplement before making an investment decision.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Equity Shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Equity Shares will not be offered, sold or delivered, directly or indirectly within the United States (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) except pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through Its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell  and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", " budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", " anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the information concerning the anticipated sale and distribution of Equity Shares under the ATM Program, the volume and timing of the sale and distribution of Equity Shares under the ATM Program, the Company's intended use of the net proceeds of any offering of Equity Shares under the ATM Program, and statements regarding the Company's financial outlook or operational plans and statements related to future market conditions. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com